Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 26, 2023

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 131 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 15, 2023, with respect to the Amendment and the Trust’s proposed two new series, YieldMax Universe Fund of Option Income ETFs and YieldMax Magnificent 7 Fund of Option Income ETFs (each, a “Fund,” and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

GENERAL

1.	Please provide us with the completed fee tables prior to effectiveness. Please confirm that the costs of short sales are included in Other Expenses and reflected in the Fee table.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are the same, and are as shown in the attached Exhibit A. The Trust can confirm that the short sales costs have been considered. There is no expectation of short sales-related expenses to be incurred by the Funds, and as such, the Fees and Expenses Table is reflected accurately.

PRINCIPAL INVESTMENT STRATEGIES

A)	YieldMax™ Universe Fund of Option Income ETFs (YMAX)

2.	Please ensure, as appropriate, that the disclosure aligns with the comments we have provided when you filed registration statements for funds with similar options-based strategies tied to single stocks. Comments previously given may apply here and should be considered regardless of whether we have given the comments below.

Response: The Trust confirms that Staff comments previously given have been considered in connection with this prospectus.

3.	Please explain in plain English what a synthetic covered all is. Make clear in the disclosure how the Fund gains its exposure to the underlying issuers.

Response: The Prospectus has been revised to address the above comments.

4.	In the first set of bullet points, please clarify what “exposure to the share price” means in flat or declining markets.

Response: The Prospectus has been revised to clearly and prominently state that:

Each Underlying YieldMax™ ETF’s strategy is subject to all potential losses if its Underlying Security shares decrease in value, which may not be offset by income received by the Underlying YieldMax™ ETF.

5.	Please explain in the disclosure why an investor should invest in the Fund. Include an explanation as to how the underlying funds help the Fund achieve its objective, as well as how the Adviser chooses from among underlying funds.

Response: The Prospectus has been revised to include the foregoing explanations. The Trust respectfully notes that the Prospectus already states that the Fund equally weights all available Underlying YieldMax™ ETFs. Nonetheless, clarifying language has been added to the prospectus.

6.	Please disclose how the Fund’s strategy creates income. Please disclose how the Fund’s strategy caps gains achieved on the underlying stocks.

Response: The Prospectus has been revised to include the foregoing disclosures with respect to the underlying ETFs.

7.	In an appropriate location, consider adding suitability-related disclosure that explains what the product is designed to do, why it was designed, and the purposes that investors should use it for.

Response: The Prospectus has been revised to include the foregoing disclosures.

8.	Within the principal investment strategy disclosure, prominently disclose that the Fund’s potential upside to the Underlying Security’s price returns will be capped.

Response: The Trust confirms that the Prospectus has been revised to prominently disclose the foregoing.

9.	In correspondence to the Staff, please explain any material risks or uncertainties associated with the specific tax loss strategy you reference here. Depending on your response, please consider the need for tailored risk and tax-related disclosure about RIC requirements, such as those covering wash trades.

Response: The Trust notes that, in connection with the Funds’ tax loss strategy, there potential risk associated with the timing of transactions. Specifically, there is a possibility of a miscalculation in the interval between the sale and subsequent repurchase of an Underlying ETF as part of the tax loss harvesting strategy. Such a miscalculation could result in the Fund being unable to utilize the loss effectively. The Prospectus has been revised to reflect the foregoing.

10.	Under Portfolio Construction, the Fund’s portfolio will be reallocated monthly. If all available ETFs are equally weighted, other than the inclusion of new funds or tax loss harvesting, please explain what a reallocation would look like.

Response: If the effects of new funds and tax loss harvesting are excluded, the monthly reallocations will simply reallocate assets so that each of the underlying funds have an equal weighting.

B)	YieldMax™ Magnificent 7 Fund of Option Income ETFs (YMAG)

11.	The Staff comments provided above to YMAX, apply to this Fund (YMAG) as well.

Response: The Trust confirms that the same responses to the YMAX strategy disclosures have been made to the YMAG strategy disclosures.

12.	With respect to the statement that seven enumerated issuers are “commonly referred to as the “Magnificent Seven,” please clarify who is commonly referring to these issuers as the Magnificent Seven and why. To the extent the reference relates to the underlying issuers’ recent performance, please clarify that the Underlying ETFs are unlikely to participate fully in the positive share price performance due to its covered call strategy. Please clarify the thesis behind selecting these particular funds and issuers, including whether you plan on replacing them and under what circumstances you would do so.

Response: The Prospectus has been revised to clarify that media outlets and market analysts refer to the seven enumerated issuers as the “Magnificent Seven” and the Adviser’s understanding of the rationale. The Prospectus has also been revised to indicate that the Underlying ETFs, and therefore the Funds, are unlikely to participate fully in the positive share price performance due to its covered call strategy. Lastly, the Prospectus has been supplemented to clarify the investment thesis, including that the Underlying ETFs are expected to remain static.

13.	If one or more of the underlying ETFs or underlying issuers are no longer practical for investment by the Fund, would a Names rule issue be presented? Would the Fund change its name in this circumstance?

Response: If one or more of the Underlying ETFs or Underlying Issuers are no longer practicable for investment by the Fund, a Names rule issue may be presented. Disclosure has been added to the Prospectus indicating that if a change in the Fund’s investments in Underlying ETFs were to change, the Fund will seek to provide shareholders with 60 days’ notice of such a change, which may trigger a change to the Fund’s name.

ADDITIONAL INFORMATION ABOUT THE FUNDS

14.	In the discussion titled “Synthetic Exposure to Underlying Share Price Returns,” please explain in plain English what call options are and how they operate.

Response: The Item 4 discussions in the Prospectus has been revised to include a plain English explanation of the foregoing.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

Michael Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.29%
Distribution and/or Service (Rule 12b-1) Fees	None
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2),(3)	0.99%
Total Annual Fund Operating Expenses	1.28%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on the estimated amounts for the current fiscal year.
(3)	“Acquired Fund Fees and Expenses” are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies, namely the Underlying YieldMax™ ETFs (as defined herein).

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$131	$407